Exhibit 99.2
Press Release dated January 31, 2024

Contact:	Trinity Biotech plc	LifeSci Partners, LLC
	Des Fitzgearld	Eric Ribner
	(353)-1-2769800	(1)-646-751-4363
E-mail investorrelations@trinitybiotech.com

Trinity Biotech Announces Entry into a Letter of Intent with Bayer for a Joint Partnership to Launch a CGM Biosensor Device in
China and India

DUBLIN, Ireland, January 31, 2024 (GLOBE NEWSWIRE) -- Trinity Biotech plc (Nasdaq: TRIB) (the “Company”) today announced that it has entered into a non-binding Letter of Intent with Bayer for the launch of a Continuous Glucose Monitoring (“CGM”) biosensor device in China and India. This Letter of Intent is related to the Company’s recently announced acquisition of the CGM assets of Waveform Technologies, Inc..

Trinity has entered into a Letter of Intent with Bayer’s subsidiary in China under which both parties confirmed their intent to further explore an exclusive joint partnership between the Company and Bayer for the launch of a CGM focused biosensor device into the Chinese market (the “China Joint Partnership”). Both parties intend to negotiate a definitive agreement under the framework set by the Letter of Intent in the coming months. The China Joint Partnership intends to leverage Bayer's significant and well-established presence in the Chinese healthcare market, particularly in diabetes, and is intended to lead to the launch of a low cost of care, high quality, CGM device designed to increase affordability and accessibility of diabetes care. Diabetes is a major health concern in China, with a significant and rapidly growing diabetes prevalence rate. Factors such as urbanisation, dietary changes and sedentary lifestyles have contributed to the escalation of Type 2 diabetes across China, creating a pressing need for innovative and low cost of care solutions to manage and combat this condition.

In addition to the proposal to enter the Chinese market, the Letter of Intent includes a framework for the intention to launch a CGM device in India. India faces a significant public health challenge with over 100 million people living with diabetes and a rise in both Type 1 and Type 2 diabetes. To date, CGM use in India is not widespread, but has been trending higher recently with increasing awareness about self-care. Bayer Pharma India has a strong presence in the diabetes market with brands like Kerendia® and Glucobay®. With a low cost of care offering, this partnership intends to increase access to CGM technology across India, providing an innovative and affordable path to high quality healthcare.

“We could not have asked for a stronger international partner to help us embark on the journey of introducing our newly acquired innovative and accessible biosensor technology into large diabetes markets with significant unmet needs,” said John Gillard, Chief Executive Officer. “We believe that the combination of Bayer’s strong local commercial presence and Trinity’s ability to manufacture a low cost of care and innovative CGM device on the back of the Waveform acquisition can drive our collaboration to a market leading status in China, aiding both patients and physicians with the management of diabetes in a data-driven and scaled way.  In addition, Bayer’s established presence in the diabetes market in India provides an ideal partnership for us to drive adoption of CGM in this strategically important and expanding market. I believe that this development demonstrates the value that can be created for Trinity's shareholders through the company's revised strategy”.

Conference Call

Trinity Biotech will host a conference call on Wednesday, January 31 at 8:30 a.m. EST to discuss its recent Waveform acquisition. To access the call, please dial 1-877-407-0784 (domestic) or 1-201-689-8560 (international) and use conference ID 13744109.

A live webcast and replay of the conference call is available at: https://viavid.webcasts.com/starthere.jsp?ei=1654009&tp_key=270fbd0272

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterised by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this presentation may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on our purchase of the assets of Waveform, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future,  the impact of the spread of COVID-19 and its variants, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2022 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

The foregoing description of the transaction does not purport to be complete and is qualified in its entirety by reference to the transaction documents which will be included in a Form 6-K to be filed with the U.S. Securities and Exchange Commission.

About Trinity Biotech

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com